Filed Pursuant To Rule 433
Registration No. 333-167132
March 16, 2011
Transcript of Podcast on Mineweb.com: Gold investment Trends — Jason Toussaint, WGC
Despite some selling pressure in the first two months of the year, gold ETFs are expected to continue to play a significant role as gold investment demand grows.
Interviewer: Geoff Candy
Posted: Wednesday, 16 Mar 2011
GEOFF CANDY: Welcome to this week’s edition of Mineweb.com’s Gold Weekly podcast and joining me on the line is Jason Toussaint — he is the MD for US and investments at the World Gold Council. Jason, we have seen a relatively sharp selloff in gold over the course of the last 24 hours. It’s been not just gold though, a broad commodity sell off — are there any expectations from your point of view as to what we’re likely to see in the gold market as a result of what’s been going on in Japan.
JASON TOUSSAINT: The sell off that we have seen in gold, other commodities and of course financial assets across the board, we can see that impacting European and US stocks today. It’s obviously apparent to anyone following this that investors are taking risks off the table and across the board. We would view this specifically with regard to the gold market as a temporary setback and people waiting to see what happens in Japan as a tactical position for the short term and not an indication of any long term change of view towards the merits of gold investment.
GEOFF CANDY: Let’s perhaps chat about the merits of gold investment. There has been a significant jump in investment demand for gold across the globe particularly as a result of the financial crisis — since 2008 we saw particularly in Europe and places like that quite a significant increase in the amount of investment for gold. From the point of view of the ETF which is something that the SPDR manages, what trends have you seen coming out of that over the course of the last 12 to 24 months?
JASON TOUSSAINT: We have seen as gold investment becomes more prevalent there’s a couple of things going on. There are a group of investors in the market place who have held commodities in a commodity index allocation for a period of time and as you mentioned looking at 2008 they are wondering “I thought this commodity index basket was supposed to be non-correlated with other assets in my portfolio and provide some sort of wealth protection and portfolio diversification” and if we look at what occurred, specifically 2008 again, it was really only gold and silver within the commodities complex that not only preserved wealth whilst many of the other commodities had vastly negative returns but were slightly positive returns. So what’s occurring now again from one particular group of investors is a more specific look at what were the merits of putting on those positions in commodities in the first place and a question around are we better served with a discreet allocation to gold? For many of them the answer is yes. The other thing that we see going on is investors again turning to gold really for the first time and being facilitated by the existence of the ETFs and as we discussed previously, before the ETFs existed of course gold was investable but it was somewhat non-transparent and a fairly difficult transaction if we talk about transactions costs and places to source physical gold bullion and store it, etcetera. Because it is in the ETF structure, it’s transacted on the exchange like any other security, and it’s now easier and becoming more appropriate and analysed within the portfolio of financial asset portfolio and that is the larger paradigm shift is the ease of access to gold investment.
GEOFF CANDY: In January we saw quite a significant sell off in gold and there were questions raised as to the type of investment that we were seeing in the gold ETFs and specifically how sticky those investments were. Is there any way to gauge the nature of the investor into a gold ETF like the SPDR?
JASON TOUSSAINT: Yes, we do look at the share register and look whether the shares, particularly in the case of SPDR Gold Shares where those lie and we do know that roughly 47% of the outstanding shares of SPDR Gold Shares rest in the hands of institutional investors and then of course the remaining 53% in what we would consider retail type investor accounts — and to your point we did see in the first quarter, and in particular in January, we saw roughly 80 tonnes withdrawn from the gold ETF market in that one month — 80 tonnes over the first two months, 67 of the 80 in January and in particular 70 of those tonnes was specifically from SPDR Gold Shares and what occurred was, we need to remember that gold had a tremendous return in 2010. It was up 29% and what we and investors saw and what we were told directly from investors and their trading partners was that many investors took the opportunity to rebalance their portfolios because gold, whilst it may have been a fairly moderate position because of its return again relative to other assets, had suddenly become an outsized position — so investors decided to take some gains and reinvest those assets in underperforming assets, a traditional rebalancing exercise — that’s one portion of the activity and probably the majority of that specific in January. The other aspect we’ve seen a couple of cases is investors — again institutional investors, redeeming their shares of GLD in favour of holding bullion directly in their own names in allocated bullion accounts. We don’t see that necessarily as an increasing trend, but we do view it as a positive aspect, because investors when they are holding physical bullion, we take that generally as a sign that they are long term investors in physical bullion and are looking for the absolute minimum costs of holding those positions over the long run and in that case physical bullion does have price advantages over the ETF — of course with the give up of the liquidity on exchange aspects.
GEOFF CANDY: In terms of geographical spread, SPDR clearly focused on the North American market but there was for a while during the height of concerns around sovereign debts in Europe for example, very much a tendency for gold to be sold in Asia and then be bought up in Europe and then almost to be flat to slightly down in the US as the day would progress, but do you think there has been a change in sentiment, or a change in trends since we hit that dip in January as to who is buying gold and the reasons for it?
JASON TOUSSAINT: The headline year-to-date in terms of increased demand are — in no particular order — China and India. There has been a vast uptake in both of those markets and we’ve seen statements from the Chinese government encouraging citizens to look at gold as a potential portfolio or investment asset for their portfolios, especially against the backdrop of analysing other available assets. If you’re a domestic Chinese citizen investing offshore is not a possibility in most cases — so you’re looking at domestic equities and fixed income in real estate, and there is some concern about the current state of each of those markets, so this diversification aspect into gold is coming to the forefront. Now it’s important to note that in markets like China and India, the difference between jewellery investment or what we classify as jewellery investment and investment in bars and coins is a somewhat blurred line, which means I could for instance in India go to a jewellery shop and buy a gold chain, and if the price goes up to a certain point, and I’d like to liquidate that, I take that straight back to the same jeweller I bought it from and receive the gold spot price. So jewellery in India, in the Asian markets, is viewed not only as adornment but as a physical investment asset as well which is a bit different than the way we traditionally view it in the West. I would say that against the backdrop of a vast creation of wealth in the middle class, if you will, or new wealth in India and China, the first marginal asset for accumulation tends to be gold. Therefore there is a large systemic factor in those markets which do support increasing gold demand.
GEOFF CANDY: Just to close off with, if we look at gold investment, specifically in the US, there has been some talk around the benefits of perhaps physical gold over an ETF for the retail markets, or the pros and cons thereof. What trends are you expecting to see given the demand for investment in gold, but ETFs versus physical gold in bar and coin form?
JASON TOUSSAINT: It’s important — and I’ll start off with highlighting the fact that there isn’t necessarily a right or wrong way to invest or own gold. We were instrumental in creating the first gold ETF in the US for a particular type of investor who does prefer on exchange instant liquidity and a very deep liquid market, but that does not suit all investors’ tastes — we did see vast increase in demand for coins here in the US, particularly Gold Eagles, and the US Mint struggling to satisfy that demand. It’s obviously very difficult to predict investor sentiment or attitude towards one or the other, however we would state that as more and more investors do look at gold, especially in the portfolio context, rather than viewing it as a collectible which is what we would refer to kind of the old fashioned view — investors will see the merits of gold investment and then will look at what are the different merits of bar and coin investments versus the ETFs and what is right for me. And a lot of that dialogue is occurring now with individual investment advisors, etcetera — who are best placed and positioned to give that particular sort of — if you will - access vehicle choice guidance to their individual clients.
GEOFF CANDY: Finally, given the tumultuous few months we’ve had at the beginning of 2011, there are a lot of people that say perhaps now is a fantastic time to buy gold as a safe haven, as a hedge of wealth and those kinds of things. What are you likely to expect going forward in terms of investment in gold over 2011?
JASON TOUSSAINT: We would do, particularly in the investment sector — we see signs of increasing demand on a global basis, and then in particular within the ETF segment and what people are realising is that the impact of the global financial crisis would like to say was long over and economies are recovering. However, the reality is that the state of the global financial markets is still feeling the impacts of the global financial crisis and investors — many of them who don’t own gold even to this point, are asking questions and really analysing in their own set of circumstances — does gold provide any benefit to my particular case for my investment goals - whether that’s a long term as you said, a wealth preservation sort of position in a portfolio or diversifying risk or because I think the gold price might be going up. Again, there’s no right or wrong reason for buying gold, but we do see a very positive backdrop across the board for investment on a global basis.
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